Filed pursuant to Rule 433(d)
Registration  Statement  No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Size:	$1,250,000,000
Maturity:	March 1, 2017
Coupon:	5.125% per annum
Reoffer Price:	99.714% of face amount
Spread to Benchmark Treasury:	+44 basis points
Benchmark Treasury:	UST 4.625% due February 2017
Proceeds to the Issuer:	$1,244,550,000
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2007
Redemption:	100.00%
Business Days:	New York and London
Day Count:	30/360
Documentation:	In accordance with SEK’s US MTN Programme
Settlement Date:	March 1, 2007
CUSIP:	00254EBZ4
ISIN:	US00254EBZ43
Expected Ratings:	Aa1/AA+
Joint Lead Managers:	J.P. Morgan Securities Ltd. / Goldman Sachs International / Lehman Brothers International (Europe)
Co-Managers:	Mitsubishi UFJ Securities International plc / Mizuho International plc
Denominations:	US$2,000 with integral multiples of US$1,000 in excess thereof
Listing:	Application will be made for a London listing of the notes.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)                                  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)                                 to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)                                  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each manager has represented and agreed that:

(a)                                  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)                                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25, 1948; “SEL”), as amended, and, accordingly, each of the managers has represented and agreed that it has not offered or sold, or will not offer or sell any notes, directly or indirectly, in Japan or to, or for the account or for the benefit of, any Japanese Person, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or for the benefit of, any Japanese Person except under circumstances which will result in compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities as in effect at the relevant time.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This document is an advertisement for the purposes of applicable measures implementing the Prospectus Directive.  A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, can be obtained from the offices of SEK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Goldman Sachs International c/o Goldman, Sachs & Co. at toll free 1-866-471-2526 or Lehman Brothers Inc. toll free at 1-888-603-5847.